UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 23, 2026, GMEX Robotics Corporation issued a press release titled “GMEX Robotics Announces AU$4.2 Million Purchase Agreement for Culinary Robotic Systems”. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No.333-284232) of the registrant on file with the SEC.

Exhibit No.	Description
99.1	Press Release: GMEX Robotics Announces AU$4.2 Million Purchase Agreement for Culinary Robotic Systems

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2026	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)